FRANKLIN TEMPLETON GLOBAL TRUST


                          Preamble to Distribution Plan


      The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act") by the FRANKLIN TEMPLETON GLOBAL TRUST (the "Trust") on behalf of Franklin Templeton Global Currency Fund, Franklin Templeton High Income Currency Fund, Franklin Templeton German Government Bond Fund, and Franklin Templeton Hard Currency Fund (may be collectively or separately hereinafter referred to as the "Funds" or a "Fund"). The Plan has been approved by a majority vote of the Board of Trustees of the Trust (the "Board of Trustees"), including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "non-interested trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

      In reviewing the Plan, the Board of Trustees considered the proposed schedule and nature of payments and terms of the Management Agreement between the Trust and Franklin Advisers, Inc. (the "Manager"), and the terms of the Underwriting Agreement between the Trust and Franklin/Templeton Distributors, Inc. ("Distributors"). The Board of Trustees concluded that the proposed compensation of the Manager, under the Management Agreement, and of Distributors, under the Underwriting Agreement, was fair and not excessive; however, the Board of Trustees also recognized that uncertainty may exist from time to time with respect to whether payments to be made by the Funds to the Manager or to Distributors or others or by the Manager or Distributors to others may be deemed to constitute distribution expenses. Accordingly, the Board of Trustees determined that the Plan should provide for such payments and that adoption of the Plan would be prudent and in the best interest of each Fund and its shareholders. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each Fund and its shareholders.

                              DISTRIBUTION PLAN


1. Each Fund shall reimburse Distributors or others for all expenses incurred by Distributors or others in the promotion and distribution of the shares of each Fund, including, but not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of Distributors' overhead expenses attributable to the distribution of Fund shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund, Distributors or its affiliates, which form of agreement has been approved from time to time by the trustees, including the non-interested trustees.

2. The maximum amount which may be reimbursed by each Fund to Distributors or others pursuant to Paragraph 1 herein shall be .45% per annum of the average daily net assets of each Fund (other than the Franklin Templeton
German Government Bond Fund) and .25% per annum of the average daily net assets of the Franklin Templeton German Government Bond Fund. Said reimbursement shall be made quarterly by each Fund to Distributors or others.

3. In addition to the payments which each Fund is authorized to make pursuant to paragraphs 1 and 2 hereof, to the extent that the Funds, the Manager, Distributors or other parties on behalf of a Fund the Manager or Distributors make payments that are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares issued by a Fund within the context of Rule 12b-1 under the Act, then such payments shall be deemed to have been made pursuant to the Plan.

      In no event shall the aggregate asset-based sales charges which include payments specified in paragraphs 1 and 2, plus any other payments deemed to be made pursuant to the Plan under this paragraph, exceed the amount permitted to be paid pursuant to the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, Section 26(d).

4. Distributors shall furnish to the Board of Trustees, for their review, on a quarterly basis, a written report of the monies reimbursed to it and to others under the Plan, and shall furnish the Board of Trustees with such other information as the Board of Trustees may reasonably request in connection with the payments made under the Plan in order to enable the Board of Trustees to make an informed determination of whether the Plan should be continued.

5. The Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by a vote of the Board of Trustees, including the non-interested trustees, cast in person at a meeting called for the purpose of voting on the Plan.

6. The Plan, and any agreements entered into pursuant to this Plan, may be terminated at any time, without penalty, by vote of a majority of the outstanding voting securities of a Fund or by vote of a majority of the non-interested trustees, on not more than sixty (60) days' written notice, or by Distributors on not more than sixty (60) days' written notice and shall terminate automatically in the event of any act that constitutes an assignment of the Management Agreement between the Trust and the Manager.

7. Without approval by a majority of the Trust's outstanding voting securities, the Plan and any agreements entered into pursuant to the Plan may not be amended to increase materially the amount to be spent for distribution pursuant to Paragraph 2.

8. All material amendments to the Plan, or any agreements entered into pursuant to the Plan, shall be approved by a vote of the non-interested trustees cast in person at a meeting called for the purpose of voting on any such amendment.

9. So long as the Plan is in effect, the selection and nomination of the Trust's non-interested trustees shall be committed to the discretion of such non-interested trustees.

10.   This Plan shall take effect on the  28TH  day of  AUGUST , 1996.

      This Plan and the terms and provisions thereof are hereby accepted and agreed to by the Trust on behalf of each Fund and Distributors as evidenced by their execution hereof.



FRANKLIN TEMPLETON GLOBAL TRUST


By:   /S/ DEBORAH R. GATZEK
      Deborah R. Gatzek
      Vice President & Secretary



FRANKLIN/TEMPLETON DISTRIBUTORS, INC.


By:   /S/ HARMON E. BURNS
      Harmon E. Burns
      Executive Vice President